FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑          No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential Page
Item		Number

1.	Telefónica Group: Second half-yearly financial report	2

TELEFÓNICA GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (CONDENSED ANNUAL ACCOUNTS) AND
CONSOLIDATED INTERIM MANAGEMENT REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2009

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Millions of euros)	Note	12/31/2009 (*)	12/31/2008

A) NON-CURRENT ASSETS		84,311	81,923

Intangible assets	6	15,846	15,921
Goodwill	6	19,566	18,323
Property, plant and equipment	6	31,999	30,545
Investment properties		5	1
Investments in associates	7	4,936	2,777
Non-current financial assets	9	5,988	7,376
Deferred tax assets		5,971	6,980

B) CURRENT ASSETS		23,830	17,973

Inventories		934	1,188
Trade and other receivables		10,622	9,315
Current financial assets	9	1,906	2,216
Tax receivables		1,246	970
Cash and cash equivalents	9	9,113	4,277
Non-current assets held for sale		9	7

TOTAL ASSETS (A + B)		108,141	99,896

A) EQUITY		24,274	19,562

Equity attributable to equity holders of the parent	8	21,734	17,231
Minority interests		2,540	2,331

B) NON-CURRENT LIABILITIES		56,931	55,202

Interest-bearing debt	9	47,607	45,088
Trade and other payables		1,249	1,117
Deferred tax liabilities		3,082	3,576
Provisions		4,993	5,421

C) CURRENT LIABILITIES		26,936	25,132

Interest-bearing debt	9	9,184	8,100
Trade and other payables		14,023	13,651
Current tax payables		2,766	2,275
Provisions		963	1,106

TOTAL EQUITY AND LIABILITIES (A+B+C)		108,141	99,896

(*)	Unaudited
Condensed notes 1 to 14 and Appendix I are an integral part of these consolidated statements of financial position.

CONSOLIDATED INCOME STATEMENT

		Six months ended
		December (*)		Year ended December (*)
(Millions of euros)	Note	2009	2008	2009 (*)	2008

Revenues from operations	5	29,166	29,797	56,731	57,946
Other income		1,144	957	1,645	1,865
Supplies		(8,694)	(9,156)	(16,717)	(17,818)
Personnel expenses		(3,517)	(3,373)	(6,775)	(6,762)
Other expenses		(6,396)	(6,429)	(12,281)	(12,312)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	11,703	11,796	22,603	22,919

Depreciation and amortization	5	(4,549)	(4,525)	(8,956)	(9,046)

OPERATING INCOME	5	7,154	7,271	13,647	13,873

Share of profit (loss) of associates		17	(157)	47	(161)

Finance income		474	402	814	827
Exchange gains		422	3,378	3,085	6,189
Finance expenses		(2,020)	(1,819)	(3,581)	(3,648)
Exchange losses		(730)	(3,370)	(3,625)	(6,165)
Net financial result		(1,854)	(1,409)	(3,307)	(2,797)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,317	5,705	10,387	10,915

Corporate income tax		(896)	(1,569)	(2,450)	(3,089)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		4,421	4,136	7,937	7,826

Profit after taxes from discontinued operations		—	—	—	—

PROFIT FOR THE PERIOD		4,421	4,136	7,937	7,826

Minority interests		(97)	(137)	(161)	(234)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		4,324	3,999	7,776	7,592

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.95	0.86	1.71	1.63

(*)	Unaudited
Condensed notes 1 to 14 and Appendix I are an integral part of the income statement.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31
(Millions of euros)	2009 (*)	2008

Profit for the year	7,937	7,826

Other comprehensive income

Gain (loss) on measurement of available-for-sale investments	638	(1,167)
Reclassification of gain/(losses) included in the income statement	(4)	(142)
Income tax	(105)	281

	529	(1,028)

Gains (loss) on hedges	(794)	1,302
Reclassification of gain/(losses) included in the income statement	(77)	50
Income tax	262	(402)

	(609)	950

Currency translation differences	1,982	(4,051)

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(189)	(182)
Income tax	53	55

	(136)	(127)

Share of income (loss) recognized directly in equity of associates	233	(59)
Income tax	2	(13)

	235	(72)

Total other comprehensive income	2,001	(4,328)

Total comprehensive income recognized in the year	9,938	3,498

Attributable to:
Equity holders of the parent	9,418	3,612
Minority interests	520	(114)

	9,938	3,498

(*)	Unaudited
Condensed notes 1 to 14 and Appendix I are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	No. of	Share	Share	Legal	Revaluation	Treasury	Retained	Available-for-		Equity of	Translation		Minority	Total
(Millions of euros)	shares	capital	premium	reserve	reserve	shares	earning	sale investments	Hedges	associates	differences	Total	interests	equity
Financial position at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,025	457	463	(144)	97	20,125	2,730	22,855

Profit for the year	—	—	—	—	—	—	7,592	—	—	—	—	7,592	234	7,826
Other comprehensive income (loss)	—	—	—	—	—	—	(127)	(1,023)	950	(72)	(3,708)	(3,980)	(348)	(4,328)

Total comprehensive income							7,465	(1,023)	950	(72)	(3,708)	3,612	(114)	3,498
Dividends paid	—	—	—	—	—	—	(4,165)	—	—	—	—	(4,165)	(333)	(4,498)
Net movement in treasury shares	—	—	1,074	—	—	(3,151)	(232)	—	—	—	—	(2,309)	—	(2,309)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)
Capital decrease	(68,500,000)	(68)	(1,136)	—	—	1,204	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	(8)	—	(24)	—	—	—	—	(32)	90	58

Financial position at December 31, 2008	4,704,996,485	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the year	—	—	—	—	—	—	7,776	—	—	—	—	7,776	161	7,937
Other comprehensive income (loss)	—	—	—	—	—	—	(136)	527	(609)	235	1,625	1,642	359	2,001

Total comprehensive income							7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid	—	—	—	—	—	—	(4,557)	—	—	—	—	(4,557)	(295)	(4,852)
Monetary adjustment at 1 January 2009	—	—	—	—	—	—	—	—	—	—	613	613	—	613
Net movement in treasury shares	—	—	—	—	—	(656)	—	—	—	—	—	(656)	—	(656)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	—	—	—	(122)	(122)
Capital decrease	(141,000,000)	(141)	—	—	—	2,308	(2,167)	—	—	—	—	—	—	—
Other movements	—	—	—	—	(15)	—	(300)	—	—	—	—	(315)	106	(209)

Financial position at December 31, 2009	4,563,996,485	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Condensed notes 1 to 14 and Appendix I are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED CASH FLOW STATEMENT

	Year ended December 31
(Millions of euros)	2009 (*)	2008
Cash received from customers	67,358	69,060
Cash paid to suppliers and employees	(46,198)	(48,500)
Dividends received	100	113
Net interest and other financial expenses paid	(2,170)	(2,894)
Taxes paid	(2,942)	(1,413)

Net cash from operating activities	16,148	16,366

Proceeds on disposals of property, plant and equipment and intangible assets	242	276
Payments on investments in property, plant and equipment and intangible assets	(7,593)	(7,889)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	34	686
Payments on investments in companies, net of cash and cash equivalents acquired	(48)	(2,178)
Proceeds on financial investments not included under cash equivalents	6	31
Payments made on financial investments not included under cash equivalents	(1,411)	(114)
Net flows on cash surpluses not included under cash equivalents	(548)	76
Government grants received	18	11

Net cash used in investing activities	(9,300)	(9,101)

Dividends paid	(4,838)	(4,440)
Transactions with equity holders	(947)	(2,241)
Proceeds on issue of debentures and bonds	8,617	1,317
Proceeds on loans, receivables and promissory notes	2,330	3,693
Cancellation of debentures and bonds	(1,949)	(1,167)
Repayments of loans, credits and promissory notes	(5,494)	(4,927)

Net cash used in financing activities	(2,281)	(7,765)

Effect of foreign exchange rate changes on collections and payments	269	(302)

Effect of changes in consolidation methods and other non-monetary effects	—	14

Net increase (decrease) in cash and cash equivalents during the period	4,836	(788)

Cash and cash equivalents at January 1	4,277	5,065

CASH AND CASH EQUIVALENTS AT DECEMBER 31	9,113	4,277

Reconciliation of cash and cash equivalents with the statement of financial position

BALANCE AT JANUARY 1	4,277	5,065

Cash on hand and at banks	3,236	2,820
Other cash equivalents	1,041	2,245

BALANCE AT DECEMBER 31	9,113	4,277

Cash on hand and at banks	3,830	3,236
Other cash equivalents	5,283	1,041

(*)	Unaudited
Condensed notes 1 to 14 and Appendix I are an integral part of these consolidated cash flow statements.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONDENSED ANNUAL ACCOUNTS) FOR THE
SIX MONTHS ENDED DECEMBER 31, 2009
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “Telefónica”, or “the Group”) operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (“the Company”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its by-laws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the different services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
(2)	BASIS OF PRESENTATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended December 31, 2009 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, and should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2008.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on February 24, 2010.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.
(3)	COMPARATIVE INFORMATION

For comparative purposes, the accompanying interim financial statements include figures for 2008.

The accompanying consolidated statement of comprehensive income and the consolidated statement of changes in equity for the year ended December 31, 2009 are presented in accordance with the revised IAS 1 “Presentation of financial statements” (see Note 4). Accordingly, the information presented for the year ended December 31, 2008 has been adapted to this revision, and, therefore, differs from the information contained in the approved 2008 consolidated financial statements.

The main changes in the consolidation scope affecting comparability of the consolidated information for 2009 and 2008 (see Appendix I for a more detailed explanation of the changes in consolidation scope in 2008) are as follows:

2009
Classification of Venezuela as a hyperinflationary economy
Throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider how it translates the financial statements of investees and the recovery of its financial investments there. These include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.
As a result, in accordance with IFRS, Venezuela must be considered a hyperinflationary economy in 2009. The main implications of this are as follows:
•	That the 2008 figures should not be restated.

•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from the date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.

•	Adjustment the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).

•
Adjustments of the various components in the income statement and statement of cash flows for the general price index from the dates the components were contributed or arose, with a balancing entry in net financial results and an offsetting item in the statement of cash flows, respectively.

•
All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate, which at December 31, 2009 was 2.15 bolivars per dollar (3.1 bolivars per euro).

The main effects on the Telefónica Group’s condensed consolidated interim financial statements for 2009 derived from the above are as follows:

Millions of euros

Revenue	267
OIBDA	64
Net profit (loss)	(548)
Translation differences	1,224
Impact on equity	676
Tax amortization of goodwill
In December 2007, the European Commission opened an investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.
In the case of the Telefónica Group, as a result of this uncertainty the Company deemed necessary to recognize a liability in the consolidated financial statements until the proceedings were clarified as it had been applying a tax incentive.
In December 2009, the European Commission released its decision regarding the investigation, deeming the deduction as state aid. This decision does not affect investments made before December 21, 2007, which is the case of the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A. ESP and Telefonica O2 Czech Republic, a.s. As a result of this decision and considering the corporate structure of these investments, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability.

Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance
On September 6, 2009, Telefónica, S.A. and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.
In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement through which each party agreed to invest the equivalent of 1,000 million US dollars in ordinary shares of the other party.
On October 21, 2009, the mutual share exchange was implemented through the subscription by Telefónica, S.A., through Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 shares Telefónica, S.A.
Following the completion of the transaction, Telefónica’s share in China Unicom’s voting share capital increased from 5.38% to 8.06% and the operator received the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, the Telefónica Group has a shareholding equivalent to 8.37% of the company’s voting share capital.
As a result, the investment China Unicom was included in the consolidation scope using the equity method. The cumulative amount of this investment at December 31, 2009 was 2,301 million euros.
2008
Tender offer for all the remaining outstanding shares of Compañía de Telecomunicaciones de Chile, S.A.
On September 17, 2008, Telefónica launched a tender offer through its subsidiary Inversiones Telefónica Internacional Holding, Ltda. to acquire all the outstanding shares of Compañía Telefónica Chile, S.A. (“CTC”) that it did not control directly or indirectly, amounting to 55.1% of CTC’s share capital.
Once the acceptance period had ended and the transaction had been settled, Telefónica’s indirect ownership in CTC increased from 44.9% to 96.75%.

Subsequently, pursuant to Chilean law, on December 1, 2008, Inversiones Telefónica Internacional Holding, Ltda. launched a new offer for all the shares of CTC that it did not own directly or indirectly after settlement of the first offer, under the same economic terms. The acceptance period for the second offer ended December 31, 2008, but was then extended to January 6, 2009, as allowed by Chilean law.
Upon the end of the acceptance period of the second tender offer, Telefónica’s indirect ownership percentage in CTC’s share capital had increased from 96.75% of all CTC’s outstanding shares, reached in the first tender offer, to 97.89%. The total payment for the two tranches was 558.547 million Chilean pesos, equivalent to 658 million euros.
(4)	ACCOUNTING POLICIES

The accounting policies applied in the preparation of the interim financial statements for the six months ended and year ended December 31, 2009 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2008, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2009, noted below:

•	Amendment to IAS 23, Borrowing costs (revised)

The amendment consists of the elimination of the possibility to immediately recognize in profit or loss the borrowing costs related to the production or development of qualifying assets. This amendment has had no impact on the accounting policies applied by Telefónica.

•	Amendment to IAS 1, Presentation of Financial Statements (revised)

The revised Standard separates owner from non-owner changes in equity. The statement of changes in equity includes only details of transaction with owners, with non-owners changes are presented as a single line. In addition, the Standard introduces the statement of comprehensive income which can be presented in one single statement or in two linked statements. Telefónica has elected to present two statements. This change is not mandatory, but Telefónica has decided to use the proposed titles, which are:

•	Statement of financial position, instead of “balance sheet”

•	Income statement

•	Statement of comprehensive income, instead of “statement of recognized income and expense”

•	Statement of changes in equity instead of “movements in equity”

•	Cash flow statement
•	Amendment to IFRS 2, Share-based Payment: Vesting Conditions and Cancellations

This amendment clarifies the definition of vesting conditions and prescribes the accounting treatment of an award that is cancelled because a non-vesting condition is not met. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	Amendments to IAS 32, Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation

These amendments include a limited scope exemption for puttable financial instruments to be classified as equity if they fulfill specified criteria. The adoption of these amendments did not have any impact on the financial position or results of the Group.

•	Improvements to IFRSs (May 2008)

These improvements establish a broad amount of amendments to current IFRSs with the aim of removing inconsistencies and clarifying wording. These improvements did not have any impact on the financial position or results of the Group.

•	Amendments to IFRS 7, Financial Instruments

This amendment enhances the disclosure required about fair value measurements and liquidity risk. In addition, it introduces a three-level hierarchy of fair value measurement and the requirement to disclose any kind of change in the method of measuring fair value and the reasons behind it. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	Amendments to IAS 39 and IFRIC 9, Embedded derivatives

These amendments clarify the impact that a reclassification of a financial asset out of the fair value through profit or loss category has on the assessment of whether an embedded derivative shall be separated from its host contract. Additionally, it prohibits the reclassification when the embedded derivative is not subject to a separate valuation upon the moment of reclassification of a hybrid contract out of the aforementioned category. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	IFRIC 12, Service concession arrangements

This interpretation establishes the accounting criteria for the treatment by the operator of the rights acquired and obligations assumed in service concession arrangements. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	IFRIC 13, Customer loyalty programmes

This interpretation establishes that entities that have programs which award points or credits to their customers as the result of a commercial transaction, which in the future will be redeemed for free or discounted products or services, must treat these points as part of the commercial transaction that generates them. In other words, it is a transaction with multiple components, combining the sale of the product or service itself and the sale of points or credits, therefore such that a part of the amount earned must be allocated to the points awarded and its recognition deferred until their redemption. The portion corresponding to the points will be determined by reference to their fair value. The adoption of this amendment has not had a significant impact on the financial position or results of the Group.

•	IFRIC 15, Agreements for the Construction of Real Estate

This interpretation refers to agreements for the construction of real estate and addresses to related issues: it determines whether the construction of real estate is within the scope of IAS 11, Construction Contracts, or IAS 18, Revenue and, when revenue from the construction of real estate should be recognized. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	IFRIC 16, Hedges of a net investment in a foreign operation

This interpretation establishes the criteria for the accounting of hedges of a net investment in foreign operation, including the foreign currency risks that qualify for hedge accounting in the hedge of a net investment, where within the group the hedging instruments can be held and how an entity should determine the amount of foreign currency gain or loss relating to both the hedging instrument and the hedged item that must be recognized in profit or loss on disposal of the investment. The adoption of this amendment has not had any impact on the financial position or results of the Group.

•	IFRIC 18, Transfers of assets from customers

This interpretation applies to deliveries of assets from customers as of July 1, 2009. This interpretation establishes the criteria for accounting transactions in which an entity receives from a customer an item of property, plant and equipment (or cash for their acquisition or construction) that the entity must use either to connect the customer to a network and/or to provide the customer with ongoing access to a supply of goods or services. The adoption of this amendment has not had any impact on the financial position or results of the Group.

In addition, the amendment to IAS 39 Hedges of transactions between segments, included in improvements to IFRS published in April 2009, is effective for annual periods beginning on or after January 1, 2009, but has not been adopted by the European Union at the date of preparation of these financial statements. This amendment clarifies that entities may not hedge transactions between segments as stated in IAS 39, which does not allow hedges of intragroup transactions in the consolidated financial statements. The application of this amendment would not have had a significant impact on the 2009 interim consolidated financial statements.
New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not effective as of December 31, 2009
At the date of preparation of the accompanying consolidated financial statements, the following IFRS and IFRIC interpretations had been published, but their application was not mandatory:

Mandatory application:
annual periods beginning on
Standards and amendments		or after
IFRS 9	Financial instruments	January 1, 2013
Revised IFRS 3	Business combinations	July 1, 2009
Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
Improvements to IFRSs (April 2009)		January 1, 2010 (*)
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendment to IFRS 2	Group cash-settled share-based payment transactions	January 1, 2010
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010

(*)
The amendments to IFRS 2, IAS 38 (regarding intangible assets acquired in business combinations) IFRIC 9 and IFRIC 16 become effective for all annual periods beginning on or after July 1, 2009. In addition, not effective date has been established for the additional guidance to the appendix to IAS 18 for determining whether an entity is acting as a principal or as an agent, as this appendix does not form part of the standard.

Mandatory application:
annual periods beginning on
Interpretations		or after
IFRIC 17	Distributions of non-cash assets to owners	July 1, 2009
IFRIC 19	Extinguishing financial liabilities with equity instruments	July 1, 2010
Amendment to IFRIC 14	Prepayment of minimum funding requirements	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by the revised IFRS 3 and amendments to IAS 27 will affect future acquisitions and transactions with minority interests carried out on or after January 1, 2010, as well as the subsequent recognition of tax assets acquired in business combinations prior to that date, as provided for in the transitional provisions. Meanwhile, the changes introduced by IFRS 9 will affect financial assets and future transactions with financial assets carried out on or after January 1, 2013.

(5)	SEGMENT INFORMATION

The following table presents profit and capital expenditure information regarding the Group’s operating segments for 2009 and 2008:

Six months ended December 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	9,739	11,934	6,935	558	29,166
Inter-segment sales	207	103	27	(337)	—
Other operating income and expenses	(5,027)	(7,127)	(4,931)	(378)	(17,463)

OIBDA (*)	4,919	4,910	2,031	(157)	11,703

Depreciation and amortization	(1,073)	(1,969)	(1,444)	(63)	(4,549)

OPERATING INCOME	3,846	2,941	587	(220)	7,154

CAPITAL EXPENDITURES	1,124	2,228	979	143	4,474

Six months ended December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	10,342	11,539	7,270	646	29,797
Inter-segment sales	165	104	33	(302)	—
Other operating income and expenses	(5,395)	(7,029)	(5,156)	(421)	(18,001)

OIBDA (*)	5,112	4,614	2,147	(77)	11,796

Depreciation and amortization	(1,099)	(1,864)	(1,494)	(68)	(4,525)

OPERATING INCOME	4,013	2,750	653	(145)	7,271

CAPITAL EXPENDITURES	1,157	2,536	1,216	42	4,951

Year ended December 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	—
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)

OIBDA (*)	9,757	9,143	3,910	(207)	22,603

Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)

OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

CAPITAL EXPENDITURES	1,863	3,450	1,728	216	7,257

Year ended December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	20,518	21,974	14,253	1,201	57,946
Inter-segment sales	320	200	56	(576)	—
Other operating income and expenses	(10,553)	(13,729)	(10,129)	(616)	(35,027)

OIBDA (*)	10,285	8,445	4,180	9	22,919

Depreciation and amortization	(2,239)	(3,645)	(3,035)	(127)	(9,046)

OPERATING INCOME	8,046	4,800	1,145	(118)	13,873

CAPITAL EXPENDITURES	2,208	4,035	2,072	86	8,401

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and management services and that do not affect the Group’s consolidated results have been eliminated from the operating results of each segment.

The following table compares segment assets, liabilities and investments in associates at December 31, 2009 and 2008:

At December 31, 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Investments in associates	3	2,453	—	2,480	4,936
Non-current assets	14,082	25,016	26,962	1,351	67,411
Total allocated assets	26,156	44,678	32,097	5,210	108,141

Total allocated liabilities	13,363	22,862	6,435	41,207	83,867

At December 31, 2008
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Investments in associates	99	107	—	2,571	2,777
Non-current assets	14,372	21,959	27,265	1,193	64,789
Total allocated assets	32,273	37,942	32,726	(3,045)	99,896

Total allocated liabilities	20,754	21,998	6,420	31,162	80,334

(6)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in 2009 are as follows:

	Intangible	Property, plant
Millions of euros	assets	and equipment	Total
Opening balance at December 31, 2008	15,921	30,545	46,466
Additions	1,305	5,952	7,257
Depreciation and amortization	(2,861)	(6,095)	(8,956)
Decreases	(3)	(132)	(135)
Changes in consolidation scope	0	4	4
Translation differences, monetary adjustment and other	1,484	1,725	3,209

Ending balance at December 31, 2009	15,846	31,999	47,845

The movement in “Goodwill” in the year is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2008	18,323

Additions	30
Retirements	(209)
Translation differences and hyperinflation
adjustments	1,422

Ending balance at December 31, 2009	19,566

Noteworthy is the impact of translation differences on these three headings caused by fluctuations in the exchange rates of currencies of the countries where the Group operates. In addition, the impact of recognizing Venezuela as a hyperinflationary economy (see Note 3) led to an increase in goodwill of 713 million euros.

The impairment tests carried out did not identify the need to recognize at the 2009 and 2008 year ends any material write-downs to goodwill as the recoverable amount, all cases based on value in use, was higher than carrying amount.
In addition, sensitivity analyses were performed on changes reasonably be expected to occur in the primary valuation variables, and recoverable amount remained above net carrying amount.
(7)	RELATED PARTIES
Significant shareholders:
The main transactions carried out between Group companies and significant shareholders (Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (La Caixa), and their subsidiaries) are as follows:

Revenue and expenses	Year ended December 31
(Millions of euros)	2009	2008
Finance costs	38	50
Leases	4	9
Receipt of services	26	20
Purchase of goods	6	—

EXPENSES	74	79

Finance revenue	49	86
Dividends received	13	34
Services rendered	209	229
Sale of goods	37	45

REVENUE	308	394

Other transactions	Year ended December 31
(Millions of euros)	2009	2008
Finance arrangements: loans and capital contributions (lender)	2,172	723
Finance leases (lessor)	2	2
Finance arrangements: loans and capital contributions (loanee)	1,174	1,118
Finance leases (lessee)	26	15
Repayment or cancellation of loans and lease arrangements (lessee)	2	4
Guarantees and deposits	254	18
Commitments	23	—
Dividends and other earnings distributed	546	516
Other transactions (derivatives)	8,624	6,930
Associates
The movement in investments in associates in 2009 is as follows:

Investments in
Millions of euros	associates
Opening balance at December 31, 2008	2,777

Additions	772
Decreases	(114)
Profit (loss)	47
Dividends	(58)
Changes in consolidation scope	103
Translation differences and other	1,409

Ending balance at December 31, 2009	4,936

Highlights for 2009 include the inclusion in the consolidation scope of the equity investment in China Unicom Limited for 2,301 million euros. Of this amount, 1,467 million euros were transferred from “Non-current financial assets — Equity investments” following the acquisition of an additional 2.68% of this company.
Disposals include the sale by Telefónica Móviles España, S.A., a wholly owned subsidiary of Telefónica, S.A., of its 32.18% stake in Moroccan operator Medi Telecom, S.A., along with the outstanding loans to shareholders, for a total amount of 400 million euros. The net gain from this transaction before tax amounts to 220 million euros.
The breakdown of amounts recognized in the consolidated statement of financial position corresponding to associates is as follows:

(Millions of euros)	12/31/2009	12/31/2008
Long-term loans to associates	3	49
Short-term loans to associates	15	77
Current receivables from associates	189	120
Loans to associates	149	109
Current payables to associates	113	73
The main transactions carried out with associates in 2009 and 2008 are as follows:

	Year ended December 31
(Millions of euros)	2009	2008
Revenue from operations with associates	204	212
Expenses from operations with associates	484	533

In addition, the Telefónica Group, through its stake in Telco, S.p.A., has an indirect equity interest in Telecom Italia, S.p.A. equivalent to 7.21% of its voting shares. Key information on the balances and transactions between the Telefónica Group and Telecom Italia, S.p.A. and group companies is as follows:

	Year ended December 31
(Millions of euros)	2009	2008
Current receivables	73	65
Current payables	25	54
Revenue from operations	379	406
Expenses from operations	420	504
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the interim financial statements of the Telefónica Group using proportionate consolidation.
The contributions of Brasilcel, N.V. to the Telefónica Group’s consolidated statement of financial position at December 31, 2009 and 2008 are as follows:

(Millions of euros)	12/31/2009	12/31/2008
Current assets	1,170	1,234
Non-current assets	5,617	4,616
Current liabilities	1,170	1,351
Non-current liabilities	1,505	1,212
In addition, the main contributions to operating income in the consolidated income statements for years ended December 31, 2009 and 2008 are as follows:

	Year ended December 31
(Millions of euros)	2009	2008
Revenue from operations	2,743	2,662
Expenses from operations	2,046	2,063

Directors’ and senior executives’ compensation and other benefits
The compensation of Telefónica’s directors is governed by Article 28 of the by-laws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. In this respect, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control committees. In addition, the compensation provided for in the preceding paragraphs, deriving from membership on the Board of Directors, shall be compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.
Therefore, the compensation paid to Telefónica directors in their capacity as members of the Board of Directors, the Standing Committee and/or the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In this respect, it was also agreed that executive Board members, other than the Chairman, would not receive the fixed amounts established for their directorships, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The following table presents the fixed amounts established for membership to Telefónica Board of Directors, Standing Committee and Advisory or Control committees (in euros).

		Standing	Advisory or Control
Position	Board of Directors	Committee	Committees
Chairman	300,000	100,000	28,000

Vice Chairman	250,000	100,000	—

Board member:
Executive	—	—	—
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

In addition, the amounts paid for attendance to each of the Advisory or Control Committee meetings is 1,250 euros.
Total compensation paid to Telefónica directors for discharging their duties in 2009 amounted to 4,081,333 euros in fixed compensation and 252,500 euros in fees for attending the Board Advisory or Control Committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 1,791,104 euros. In addition, the Company directors who are members of the regional advisory committees, including the Telefónica Corporate University Advisory Council, received a total of 553,750 euros in 2009.
The following table presents the breakdown by item of the compensation and benefits paid to Telefónica directors for discharging their duties in 2009 (in euros):

	Board of	Standing	Other Board Committees
Board Members	Directors	Committee	Fixed payment	Attendance fees	TOTAL
Chairman
César Alierta Izuel	300,000	100,000	—	—	400,000

Vice chairmen
Isidro Fainé Casas	250,000	100,000	—	—	350,000
Vitalino Manuel Nafría Aznar	250,000	—	56,000	22,500	328,500

Members
Julio Linares López	—	—	—	—	—
José María Abril Pérez	150,000	100,000	14,000	1,250	265,250
José Fernando de Almansa Moreno-Barreda	150,000	—	56,000	21,250	227,250
José María Álvarez-Pallete López	—	—	—	—	—
David Arculus	150,000	—	28,000	11,250	189,250
Eva Castillo Sanz	150,000	—	14,000	10,000	174,000
Carlos Colomer Casellas	150,000	100,000	56,000	16,250	322,250
Peter Erskine	150,000	100,000	56,000	25,000	331,000
Alfonso Ferrari Herrero	150,000	100,000	84,000	38,750	372,750
Luiz Fernando Furlán	150,000	—	14,000	3,750	167,750
Gonzalo Hinojosa Fernández de Angulo	150,000	100,000	98,000	42,500	390,500
Pablo Isla Álvarez de Tejera	150,000	—	84,000	16,250	250,250
Antonio Massanell Lavilla	150,000	—	65,333	28,750	244,083
Francisco Javier de Paz Mancho	150,000	100,000	56,000	15,000	321,000

TOTAL	2,600,000	800,000	681,333	252,500	4,333,833

In addition, the breakdown of the total paid to executive directors César Alierta Izuel, Julio Linares López and José María Álvarez-Pallete López for discharging their executive duties by item is as follows:

2009
ITEM	(euros)
Salaries	5,947,604
Variable compensation	8,058,179
Compensation in kind (1)	100,051
Contributions to pension plans	25,444

(1)	“Compensation in kind” includes life and other insurance premiums (general medical and dental insurance).
In addition, with respect to the Pension Plan for Senior Executives, the total amount of contributions made by the Telefónica Group in 2009 in respect of executive directors was 1,925,387 euros.
In relation to the “Performance Share Plan” approved at the General Shareholders’ Meeting of June 21, 2006, the maximum number of shares corresponding to the second, third and fourth phases of the Plan will be given (on July 1, 2010, July 1, 2011 and July 1, 2012) to each of Telefónica’s executive directors if all the terms established for such delivery are met, is as follows: For César Alierta Izuel, 116,239, 148,818 and 173,716 shares, respectively; for Julio Linares López, 57,437, 101,466 and 130,287 shares, respectively, for José María Álvarez-Pallete López, 53,204, 67,644 and 78,962 shares, respectively. Similarly, with respect to the execution of the first phase of the Plan in July 2009, since the Total Shareholder Return (TSR) of Telefónica was higher in this phase than the TSRs of companies representing 75% of the market cap of the comparison group, the beneficiaries received, in accordance with the general terms and conditions of the Plan, all the shares assigned to them as follows: to César Alierta Izuel, 129,183 shares; to Julio Linares López, 65,472 shares; and to José María Álvarez-Pallete López, 62,354 shares.
It should be noted that the external directors do not receive and did not receive in 2009 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2009 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S., which is applicable to Telefónica as a listed company in that market.
Meanwhile, the six senior executives of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2009 of 10,533,852 euros. In addition, the contributions by the Telefónica Group in 2009 with respect to the Pension Plan for these directors amounted to 922,728 euros.
Furthermore, the maximum number of shares corresponding to the second, third and fourth phases of the “Performance Share Plan” assigned to the Company’s senior executives for each of the periods is 130,911 shares for the second phase, 306,115 shares for the third phase and 394,779 shares for the fourth phase. Similarly, as explained above, these senior executives received a total of 284,248 shares in the first phase of the Plan.

(8)	EQUITY

Dividends
•	Dividends paid in 2009

At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.5 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.

•	Dividends paid in 2008

At its meeting held on April 22, 2008, Telefónica’s Board of Directors agreed to pay an additional dividend charged against 2007 profit of a gross 0.40 euros per share. A total of 1,869 million euros was paid in May 2008.

In addition, in November 2008 an interim dividend against 2008 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,296 million euros.
Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. obtained 6,252 million euros of profit in 2009.

At its meeting of April 29, 2009, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2009 profit of a fixed gross 0.5 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2009, and the total amount paid was 2,277 million euros.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2009 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	6,252
Interim dividend (paid in May 2009)	2,277
Goodwill reserve	2
Voluntary reserves	3,973

Total	6,252

Treasury shares

The following transactions involving treasury shares were carried out in 2009 and 2008:

Number of
shares
Treasury shares at December 31, 2007	64,471,368

Acquisitions	129,658,402
Disposals	(68,759)
Share cancellation	(68,500,000)

Treasury shares at December 31, 2008	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at December 31, 2009	6,329,530

The amounts paid to acquire treasury shares in 2009 and 2008 were 1,005 million euros and 2,225 million euros, respectively.

At December 31, 2009, the Group held call options on 150 million treasury shares, and at December 31, 2008, put options on 6 million treasury shares.
(9)	FINANCIAL ASSETS AND LIABILITIES

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2009 and 2008 is as follows:

	At December 31, 2009
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
(Millions of euros)	trading	option	sale	cost	Hedges	amount
Non-current financial assets	930	233	1,248	2,005	1,572	5,988

Equity Investments	—	—	654	—	—	654
Long-term credits	91	233	594	1,022	—	1,940
Deposits and guarantees	—	—	—	1,496	—	1,496
Derivative instruments	839	—	—	—	1,572	2,411
Provisions	—	—	—	(513)	—	(513)

Current financial assets	859	134	237	9,730	59	11,019

Financial investments	859	134	237	617	59	1,906
Cash and cash equivalents	—	—	—	9,113	—	9,113

Total financial assets	1,789	367	1,485	11,735	1,631	17,007

	At December 31, 2009
	Fair value through profit or loss
	Held for	Fair value			Total carrying
(Millions of euros)	trading	option	Amortized cost	Hedges	amount
Issues	—	—	35,843	—	35,843
Interest-bearing debt	705	—	17,958	2,285	20,948

Total financial liabilities	705	—	53,801	2,285	56,791

	At December 31, 2008
	Fair value through profit
	or loss					Total
	Held for	Fair value	Available-for-	Amortized		carrying
(Millions of euros)	trading	option	sale	cost	Hedges	amount
Non-current financial assets	1,182	92	2,327	1,371	2,404	7,376

Equity Investments	—	—	1,584	—	—	1,584
Long-term credits	—	88	743	863	—	1,694
Deposits and guarantees	—	—	—	905	—	905
Derivative instruments	1,182	4	—	—	2,404	3,590
Provisions	—	—	—	(397)	—	(397)

Current financial assets	700	273	181	4,951	388	6,493

Financial investments	700	273	181	674	388	2,216
Cash and cash equivalents	—	—	—	4,277	—	4,277

Total financial assets	1,882	365	2,508	6,322	2,792	13,869

	At December 31, 2008
	Fair value through profit or loss
	Held for	Fair value			Total carrying
(Millions of euros)	trading	option	Amortized cost	Hedges	amount
Issues	—	—	30,079	—	30,079
Interest-bearing debt	1,013	3	19,930	1,980	22,926
Other financial liabilities	—	—	183	—	183

Total financial liabilities	1,013	3	50,192	1,980	53,188

The movements in the Group’s issues in 2009 and 2008 are as follows:

			Repurchases	Exchange-
	Balance at		or	rate effects	Balance at
Issues (millions of euros)	12/31/08	Issues	redemptions	and other	12/31//2009
Debt securities issued in an EU Member State requiring the registry of a prospectus	19,636	6,583	(2,050)	(453)	23,716
Debt securities issued in an EU Member State not requiring the registry of a prospectus	174	—	—	9	183
Other debt securities issued outside an EU Member State	10,269	2,127	(779)	327	11,944

TOTAL	30,079	8,710	(2,829)	(117)	35,843

			Repurchases	Exchange-
	Balance at		or	rate effects	Balance at
Issues (millions of euros)	12/31/07	Issues	redemptions	and other	12/31//2008
Debt securities issued in an EU Member State requiring the registry of a prospectus	19,599	1,250	(1,660)	447	19,636
Debt securities issued in an EU Member State not requiring the registry of a prospectus	172	—	—	2	174
Other debt securities issued outside an EU Member State	10,286	81	(123)	25	10,269

TOTAL	30,057	1,331	(1,783)	474	30,079

The description of the main issues or redemptions in 2009 is as follows:

Name of	ISIN	Issue /	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
issuer	code	cancellation	security	date	amount	currency	balance	rate	market
Telefonica, S.A.	ES0278430931	Cancellation	Bond	14/04/2009	(500)	EUR	—	4.500%	AIAF
Telefonica, S.A.	ES0278430949	Cancellation	Bond	30/06/2009	(300)	EUR	—	6.038%	AIAF
Telefonica Emisiones, S.A.U.	XS0410258833	Issue	Bond	03/02/2009	2,000	EUR	2,000	5.431%	London
Telefonica Emisiones, S.A.U.	XS0419264063	Issue	Bond	Misc.	1,500	EUR	1,500	5.496%	London
Telefonica Emisiones, S.A.U.	XS0430779537	Issue	Bond	02/06/2009	400	EUR	400	Euribor (3m) + 1.825%	London
Telefonica Emisiones, S.A.U.	US87938WAH60	Issue	Bond	06/07/2009	1,000	USD	694	5.877%	NYSE
Telefonica Emisiones, S.A.U.	US87938WAJ27	Issue	Bond	06/07/2009	1,250	USD	868	4.949%	NYSE
Telefonica Emisiones, S.A.U.	XS0462999573	Issue	Bond	10/11/2009	1,750	EUR	1,750	4.693%	London
Telefonica Emisiones, S.A.U.	XS0470740530	Issue	Bond	10/12/2009	650	GBP	732	5.289%	London
Telefonica Emisiones, S.A.U.	XS0474335840	Issue	Bond	23/12/2009	100	EUR	100	Euribor (3m) + 0.70%	London
Telefonica Emisiones, S.A.U.	US87938WAD56	Cancellation	Bond	19/06/2009	(1,000)	USD	—	Libor (3m) + 0.30%	NYSE
Telefonica Emisiones, S.A.U.	XS0293449574	Cancellation	Bond	30/03/2009	(350)	EUR	—	Euribor (3m) + 0.13%	London
Telefonica, S.A.	Various	Issue	Promissory note	Misc.	693	EUR	—	1.498%	AIAF
Telefonica, S.A.	Various	Issue	Promissory note	Misc.	1,303	EUR	254	1.141%	AIAF
Telefonica, S.A.	Various	Cancellation	Promissory note	Misc.	(1,280)	EUR	—	2.941%	AIAF
Telefonica, S.A.	Various	Cancellation	Promissory note	Misc.	(1,202)	EUR	—	1.485%	AIAF
Telefonica Europe, BV	Various	Issue	Commercial paper	Misc.	6,010	EUR	551	1.169%	N/A
Telefonica Europe, BV	Various	Cancellation	Commercial paper	Misc.	(6,303)	EUR	—	2.316%	N/A
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V., both of which are wholly owned subsidiaries of Telefónica, S.A.
The credit rating of all the issuers is “A-/A-/Baa1.”
(10)	AVERAGE NUMBER OF GROUP EMPLOYEES

The average numbers of Group employees in 2009 and 2008 are as follows:

Average number of employees	2009	2008
Female	132,109	126,849
Male	123,042	124,926

Total	255,151	251,775

The average number of employees at the various companies of the Atento Group performing contact center activities at December 31, 2009 and 2008 was 129,885 and 126,890, respectively.

(11)	INCOME TAX

In December 2009, the European Commission released its decision regarding the investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”), deeming the deduction to be state aid. This decision does not affect investments made before December 21, 2007 (see Note 3). As a result of this decision, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability.

Tax credits for loss carryforwards

The tax loss carryforwards in Spain at December 31, 2009 at the main Group companies amounted to 3,968 million euros (3,643 million euros for companies belonging to the Tax Group).

The statement of financial position at December 31, 2009 includes a 500 million euros deferred tax asset corresponding to 1,666 million euros of tax loss carryforwards in Spain.

The 2002 tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years that was challenged by the tax authorities. The challenging of this adjustment in the tax audit has not affected the condensed consolidated interim financial statements as in accordance with past rulings by the tax authorities, which differ from the interpretation being put forward by the Company, the Company decided not to recognize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the condensed consolidated interim financial statements has been considered until the Company receives a definitive ruling on this procedure.

O2 Germany has tax credits and deductible temporary differences incurred in prior years amounting to 8,517 million euros, of which 426 million euros have been recognized in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the Germany subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2009 amounted to 461 million euros.
(12)	OTHER INFORMATION
Litigation and arbitration

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2008, in accordance with their status at December 31, 2009 are as follows:

•	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via ruling issued on September 21, 2009, and the appellants charged for the court costs. This ruling was appealed on December 4, 2009.

•	Claim before the Center for Settlement of Investment Disputes (ICSID) against the Argentine government.

On August 21, 2009, after successive extensions of the period of suspension included in the memorandum of understanding, Telefónica and the Argentine government agreed to consider this arbitration proceeding concluded. As a result, both parties requested the ICSID Court to file the proceeding, which the court agreed to on September 24, 2009.

•	Proceeding before the Prague District Court against the ruling of the Czech Telecommunications Office dated December 22, 2003.

In April 2009, an agreement was reached between T-Mobile and Telefónica O2 Czech Republic that ended the procedure, whereby T-Mobile returned approximately 1,053 Czech crowns (approximately 40 million euros) to Telefónica O2 Czech Republic.

•	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp compensation for damages to the customers affected.

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais, calculated on the company’s revenue base over the last five years. A potential charge of responsibility for compensation by Telesp would be carried out through the settlement and executing of the ruling at the request of individual consumers. It is impossible to quantify the amount of this lawsuit at present.

This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties. As no agreement was reached, the suspension was lifted and the procedure remains in the courts.

Commitments
With regard to commitments, the main developments reported in Note 21.b) of the consolidated annual financial statements for the year ended December 31, 2008, in accordance with their status at December 31, 2009 are as follows:

•	Guarantees provided for Ipse 2000 (Italy).

At December 31, 2009, the Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The only payment pending at December 31, 2009, was the last of the 10 monthly payments scheduled.

In this respect, Telefónica (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee (cash collateral) for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.

At December 31, 2009, the amount corresponding to the Telefónica Group in this cash collateral was 97.5 million euros.

•	Commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefonica Deutschland GmbH.

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefonica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase price agreed by the parties was based on the firm value of 900 million euros, subject to a series of adjustments upon completion of the transaction.

The purchase and sale of the sales was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010. The transaction was completed in February 2010; hence the outstanding payment commitment was fulfilled (see Note 13).

•	Agreements with PRISA-SOGECABLE.

On November 25, 2009, Telefónica signed an agreement with Promotora de Informaciones, S.A. (“Prisa”) and Sogecable, S.A.U. (“Sogecable”) for the acquisition of a 21% stake in DTS Distribuidora de Televisión Digital, S.A. (“DTS”), the company that will include the pay-TV services of PRISA Group (Digital+), for a firm value of 2,350 million euros.

Additionally, on the same date Telefónica signed a shareholder agreement with Prisa and Sogecable for DTS (“Shareholder agreement”), which will come into effect following completion of the transaction and will establish, among other things, that in the event of a change in control at Telefónica, Sogecable will have the right to acquire from Telefónica, which will be obliged to sell, its stake in DTS. Similarly, in the event of a change of control at Prisa, Telefónica will have the right to buy from Sogecable, which will be obliged to sell, its stake in DTS. In these events, the acquisition would be carried out at the real value of the shares based on an independent valuation by investment banks in accordance with the procedure stipulated in the agreement (see Note 13).

(13)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding Telefónica took place between December 31, 2009 and the date of authorization for issue of the accompanying interim consolidated financial statements:

Maturity of debentures and bonds

On January 25, 2010, Telefónica Emisiones, S.A.U. repaid at maturity the bonds issued on July 25, 2006 under the bond issuance program (“EMTN”) registered with the London Stock Exchange for an aggregate amount of 1,250 million euros.

Voluntary early redemptions

The following issues were redeemed voluntarily before maturity in the early months of 2010:
•
On January 29, 2010, Telefónica, S.A. made a voluntarily repayment ahead of schedule of 500 million euros on the 6,000 million euro syndicated loan arranged on June 28, 2005 and amended on February 13, 2009 to extend the maturity of 4,000 million euros from June 28, 2011, by one year for 2,000 million euros and by two years for the other 2,000 million euros.

•	Similarly, on February 11, 2010, Telefónica, S.A. made a voluntary repayment of 500 million euros on the same loan.
Financing of Telco

On January 11, 2010, Telco, S.p.A. (“Telco”) arranged a 1,300 million euro loan with Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A., Société Générale, S.p.A. and Unicredito, S.p.A. maturing on May 31, 2012, part of which is secured with Telecom Italia, S.p.A. shares. The lending banks have granted Telco shareholders a call option on the Telecom Italia, S.p.A. shares that they may be entitled to receive as a result of the potential execution of the pledge.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders Telefónica, Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo, S.p.A. and Mediobanca, S.p.A., for the remaining 398 million euros.

The financing from the bridge loans was substituted with a bond subscribed by Telco’s shareholder groups, on a pro-rate basis in accordance with their interests in the company, on February 19, 2010 for 1,300 million euros.

Financing of ECAs

On February 12, 2010, Telefónica, S.A. arranged long-term financing for an amount of 472 million US dollars at fixed rates with a guarantee of the Swedish Export Agency (EKN) to acquire network equipment from a Swedish service provider. This financing entailed three tranches: tranche A, for 232 million US dollars maturing on November 30, 2018, tranche B, for 164 million US dollars maturing on April 30, 2019, and tranche C, for 76 million US dollars maturing on November 30, 2019.

Devaluation of the Venezuelan bolivar

Regarding the devaluation of the Venezuelan bolivar on January 8, 2010 (see Note 3), the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements will be:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in equity of the Group. This effect is estimated at approximately 1,810 million euros.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

Finally, on January 19, the Venezuelan authorities announced that they would grant a preferential rate of 2.60 bolivar fuerte per dollar for new items, among which payment of dividends is included, as long as the request for Authorization of Acquisition of Foreign Exchange was filed before January 8, 2010. To that date, the Company had in fact requested authorizations related to the distribution of dividends of prior years.

Fulfillment of commitments relating to the acquisition in Germany of HanseNet Telekommunikation GmbH by Telefónica Deutschland GmbH

On February 16, 2010, having complied with the terms established in the agreement dated December 3, 2009 by the parties, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The final amount paid out was approximately 912 million euros.

Amendment to the agreements signed with Prisa and Sogecable following the purchase of a stake in Digital+ by Gestevisión Telecinco, S.A.

Following the signing on the agreement between Prisa and Gestevisión Telecinco, S.A. (“Telecinco”) for the sale by Prisa to Telecinco of a 22% stake in Digital+, on January 29, 2010, Telefónica and Prisa signed a new agreement raising the percentage stake to be acquired by Telefónica from 21% to 22%. Meanwhile, following the agreement reached between Prisa and Telecinco, Telefónica has undertaken to renegotiate the terms of the Shareholder Agreement to reflect the shareholder structure of Digital+ following the acquisition of a stake in the company by Telecinco.

The estimated total investment to be made by Telefónica, after deduction of the net debt, will be around 495 million euros, of which approximately 230 million euros will be covered by the assumption by the buyer of subordinated loan between Telefónica de Contenidos, S.A.U. (creditor) and Sogecable (debtor).

This acquisition is subject, among other conditions, to the obtainment of the appropriate regulatory authorizations.

Acquisition of JAJAH

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe plc, acquired 100% of the shares of JAJAH, an innovative leader communications company, for 145 million euros.

(14)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted accounting principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The main changes in consolidation scope in 2009 were as follows:

Telefónica Europe

The companies BT Cellnet Ltd and SPT Telecom Finance, B.V. have been disposed of. Both entities, previously included in the consolidated financial statements of the Telefónica Group using the full consolidation method, have been removed from the consolidation scope.

In December, German company Telefónica Global Services, GmbH, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Roaming, GmbH, with initial capital of 25 thousand euros. This company was fully consolidated in the Telefónica Group.

Telefónica Latin America

Pursuant to Chilean law, on December 1, 2008, Telefónica, S.A., through subsidiary Inversiones Telefónica Internacional Holding, Ltda., launched a second tender offer (“second offer”) for all the shares of Compañía de telecomunicaciones de Chile, S.A. (CTC) Telefónica did not already hold (representing 3.25% of CTC’s capital).

Upon completion of the second offer, Telefónica’s indirect stake in CTC increased from 96.75% to 97.89% at the date of filing the notice with the Spanish National Securities Commission, the CNMV, on January 9, 2009. The Telefónica Group still consolidates the Chilean company using the full consolidation method.

Pursuant to the corporate restructuring of the Brazilian group Vivo, on July 27, 2009 Telemig Celular, S.A. was absorbed by Telemig Celular Participaçoes, S.A., which was subsequently absorbed by Vivo Participaçoes, S.A. Following this transaction, Telemig Celular, S.A. and Telemig Celular Participaçoes, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope. The Telefónica Group still consolidates Vivo Participaçoes, S.A. using proportionate consolidation.

On November 19, 2009, within the scope of the same corporate restructuring, the companies Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicaçoes Ltda. were absorbed by Portelcom Participaçoes, S.A. All these companies, previously consolidated using proportionate consolidations, were removed from the Telefónica Group’s consolidation scope.

In September 2009, deeds of liquidation of Nicaraguan companies Telefónica Móviles Nicaragua, S.A., Doric Holdings y Compañía, Ltda. and Kalamai Holdings y Compañía, Ltda. were executed The companies, which had been fully consolidated in the Telefónica Group, were removed from the consolidation scope.

On December 3 2009, following approval by the Comisión Nacional de Valores de la República Argentina, the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. Following this acquisition, the Telefónica Group is owner of all of the shares of the Argentine company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009 Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through its wholly owned subsidiary Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This entailed an investment of approximately 1,000 million US dollars of ordinary shares of China Unicom. Following this acquisition, the Telefónica Group’s shareholding interest in China Unicom’s voting share capital increased from 5.38% to 8.06%.

On November 5, the share buyback agreement of one of China Unicom’s core shareholders, SK Telecom Co., Ltd. (“SKT”), was carried out. Following the buyback and cancellation of the shares, the Telefónica Group’s holding in China Unicom’s share capital reached 8.37%. The Telefónica Group accounts for this investment using the equity method.

Other companies

In February 2009, Telefónica International Wholesale Services II, S.L. was incorporated, with initial capital of 3,006 euros, fully subscribed and paid by Telefónica, S.A. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

In 2009, Telefónica International Wholesale Services II, S.L. incorporated the European companies TIWS Hungary, TIWS Sweden and TIWS Latvia, subscribing and paying up 100% of their respective share capital. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In April, Dutch company Atento, N.V. acquired 100% of the shares of Venezuelan company Teleatención de Venezuela, C.A. for approximately 9 thousand euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method. It has been idle since its incorporation.

In April, Chilean company Telecomunicaciones de Chile, Marketing e Información, S.A., a subsidiary of Atento Chile, S.A., was wound up. The company, which was fully consolidated in the Telefónica Group’s financial statements, has been removed from the consolidation scope.

Spanish company Telefónica Remesas, S.A. was incorporated by Telefónica Telecomunicaciones Públicas, S.A., a wholly owned Telefónica Group subsidiary, with initial capital of 0.3 million euros, fully subscribed and paid. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Móviles España, S.A., a 100% owned subsidiary of Telefónica, S.A., sold its 32.18% stake in Moroccan company Medi Telecom, S.A. (Méditel) and the company’s outstanding loans for 400 million euros to the rest of Méditel’s local partners. This company, which in 2008 was accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

In September, Argentine company Atusa, S.A. was incorporated, with initial capital of 50 thousand Argentine pesos, which was fully subscribed. The Telefónica Group paid for 25% of the company. This company has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method.

In 2009, Spanish company Atento Teleservicios España, S.A.U., a wholly owned subsidiary of the Telefónica Group, took over and merged Amsterdam-based company Atento EMEA, B.V. This company, which was fully consolidated in the Telefónica Group’s consolidated financial statements, has been removed from the consolidation scope.

Following the sale of Sintonia, S.A.’s stake in Telco S.p.A. (Telco), the Italian company with a 22.45% shareholding in telecommunications operator Telecom Italia S.p.A., Telefónica, S.A.’s stake in Telco increased from 42.3% to 46.18%, maintaining its effective interest in Telecom Italia, S.p.A. through this company at 10.49% of the voting shares. The company is still accounted for in the Telefónica Group consolidated financial statements using the equity method.

In November, Telefónica Servicios Audiovisuales, S.A., a whole owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. This company has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method.

INTERIM CONSOLIDATED MANAGEMENT REPORT

CONSOLIDATED RESULTS

We continued to increase our customer base, measured in terms of total accesses, by 2.1% to 264.6 million accesses at December 31, 2009 from 259.1 million accesses at December 31, 2008, which was a 13.3% increase from the 228.7 million accesses we had at December 31, 2007. This growth from December 31, 2008 to December 31, 2009 was primarily driven by a 3.3% increase in mobile accesses, a 8.2% increase in broadband accesses and a 9.8% increase in pay TV accesses, which more than offset our 5.4% loss of fixed telephony accesses and 28.5% loss of narrowband accesses as these technologies continue to be substituted by customers for mobile and broadband technologies, respectively. Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses.

The growth in our customer base from December 31, 2008 to December 31, 2009 under difficult economic circumstances did not compensate a decrease of 2.1% in revenues in 2009 compared to 2008. However, excluding foreign exchange rate effects and Venezuela’s hyperinflationary economy, revenues would have increased 0.3% in 2009 compared to 2008. In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on our tariff structures, which resulted in revenue growth not keeping pace with access growth. In addition, further downward pressure was placed on our revenues from mobile accesses as a result of regulatory action in the European Union and certain Latin American countries, which resulted in decreased interconnection and roaming rates during the period. This decrease in revenues led to a 1.4% decrease in OIBDA to €22,603 million in 2009 from €22,919 million 2008. Nonetheless, excluding foreign exchange rate effects and Venezuela’s hyperinflationary economy, OIBDA would have increased 0.5% in 2009 compared to 2008. Operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008, while profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 from €7,592 million in 2008 as a result of our share of profit of associates and lower corporate income tax.

At December 31 2008, our customer base, measured in terms of total accesses, increased 13.3% to 259.1 million accesses from the 228.7 million accesses we had at December 31, 2007. Growth in our total number of accesses from December 31, 2007 to December 31, 2008 was primarily driven by strong growth in mobile and broadband accesses. The strong growth in our customer base from December 31, 2007 to December 31, 2008 under difficult economic circumstances translated into a moderate increase of 2.7% in revenues in 2008 compared to 2007. Negative exchange rate effects resulted in a reduction of our revenue growth by 3.0 percentage points. This modest increase in revenues led to a small increase in OIBDA to €22,919 million in 2008 from €22,824 million 2007, which amount in 2007 included non-recurring gains on the sales of Airwave (€1,296 million) and Endemol (€1,368 million). Operating income rose 3.6% to €13,873 million in 2008 from €13,388 million in 2007, while profit for the year attributable to equity holders of the parent company decreased 14.8% to €7,592 million in 2008 from €8,906 million in 2007.

By geographic area, Telefónica Europe had the largest percentage increase in accesses with an increase of 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008, primarily driven by a 6.5% increase in mobile accesses. Telefónica Latin America had the largest percentage increase in accesses from December 31, 2007 to December 31, 2008, with an increase of 18.0% to 158.3 million accesses at December 31, 2008 from 134.1 million accesses at December 31, 2007, primarily driven by strong growth in its mobile business, increased broadband sales and an expanding pay TV customer base.

By access type, we increased mobile accesses by 3.3% to 202.3 million (no longer including 9.0 million accesses of Medi Telecom, which we sold in December 2009) at December 31, 2009 from 195.8 million at December 31, 2008 (including approximately 4.0 million accesses of Telemig, which we incorporated in April 2008), which was a 16.7% increase from the 167.8 million mobile accesses we had at December 31, 2007. Contributions to mobile net adds from December 31, 2008 to December 31, 2009, by country, were Brazil (6.8 million additional mobile accesses), Mexico (2.1 million additional mobile accesses), Germany (1.3 million additional mobile accesses) and Argentina (1.1 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses), and with negative mobile net adds of 1.0 million mobile accesses in Colombia. Contributions to mobile net adds from December 31, 2007 to December 31, 2008, by country, were also dominated by countries in Latin America, with the highest growth in Brazil (7.5 million additional mobile accesses, excluding the previously mentioned mobile accesses of Telemig), Mexico (2.8 million additional mobile accesses), and Peru (2.5 million additional mobile accesses). In Europe, Germany was a strong contributor to the growth in mobile accesses with 1.7 million additional mobile accesses from December 31, 2007 to December 31, 2008.

We also increased broadband accesses by 8.2% to 13.5 million at December 31, 2009 from 12.5 million at December 31, 2008, which was a 20.9% increase from the 10.3 million broadband accesses we had at December 31, 2007. We increased our number of broadband accesses from December 31, 2007 to December 31, 2009 primarily as a result of a robust demand for Duo and Trio bundles, including broadband, pay TV and fixed telephony, which have made a significant contribution to the development of the broadband market and to increased customer loyalty. From December 31, 2008 to December 31, 2009, we increased broadband accesses by 4.4% in Spain to 5.5 million, by 5.9% to 6.4 million in Latin America and by 37.1% to 1.6 million in Europe. At December 31, 2009, in Spain 88% of our broadband accesses were included in Duo or Trio bundles, while in Latin America the weight of packaged products continued to grow, with 56% of broadband accesses bundled in Duo and Trio bundles at the same date. This growth in broadband accesses more than offset the continued decrease in narrowband accesses from 2.7 million accesses at December 31, 2007 to 2.0 million accesses at December 31, 2008 to 1.4 million accesses at December 31, 2009.

Finally, we increased pay TV accesses by 9.8% to 2.5 million at December 31, 2009 from 2.3 million at December 31, 2008, which was a 29.7% increase from the 1.7 million pay TV accesses we had at December 31, 2007. The continued growth in pay TV accesses from December 31, 2007 to December 31, 2009 was primarily as a result of further market penetration in the areas in which this service is available, which as of December 31, 2009, included Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

During 2009 and the beginning of 2010 several factors have surfaced with respect to the Venezuelan economy that have led us to reconsider the accounting treatment that the Telefónica Group previously applied in the translation of the financial statements of our subsidiaries in that country, and the recoverability of our financial investments in there. Key among these factors are: the inflation index reached in 2009 and the cumulative inflation index over the last three years, restrictions in the official foreign exchange market, and the devaluation of the bolivar fuerte on January 8, 2010. Consequently, according to IFRS, the Venezuelan economy should be considered as hyperinflationary for 2009.

Revenues decreased 2.1% to €56,731 million in 2009 compared to €57,946 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, revenues would have increased 0.3% in 2009 compared to 2008.

By geographic area, Telefónica Latin America contributed the greatest percentage to our revenues in 2009, accounting for 40.5% of the total, which represents an increase of 2.2 percentage points from 2008. Telefónica Spain contributed 34.7% (36.0% in 2008) of our 2009 revenues and Telefónica Europe contributed 23.9% (24.7% in 2008).

Other income decreased to €1,645 million in 2009 compared to €1,865 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, other income would have decreased 9.7% in 2009 compared to 2008. Other income in 2009 included a €220 million gain on the sale of our stake in Medi Telecom. In 2008, other income included a €143 million gain on the sale of our stake in Sogecable.

Total expenses include supplies, personnel expenses and other expenses (mainly external services and taxes). Total expenses do not include depreciation and amortization. Our total expenses decreased 3.0% to €35,773 million in 2009 compared to €36,892 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, total expenses would have decreased 0.4% in 2009 compared to 2008.

Supplies decreased 6.2% to €16,717 million in 2009 compared to €17,818 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, supplies would have decreased 3.1% from 2008 to 2009. This decrease is primarily due to lower interconnection costs associated with lower fixed-mobile traffic and the reduction of mobile termination rates.

Personnel expenses increased 0.2% to €6,775 million in 2009 compared to €6,762 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, personnel expenses would have increased 2.7% from 2008 to 2009. This increase was primarily due to increases in our work force and wages over the period. The average workforce during 2009 reached 255,151 employees, with a net increase of 3,376 employees compared to 2008, mainly due to the workforce increases within Atento. Excluding employees of Atento, our average number of employees in 2009 would have increased by 381 employees to 125,266 employees compared to 2008.

Other expenses are mainly comprised of external services, which consist of commercial expenses related to our business (such as commissions to distributors of services, marketing and advertising expenses and customer service related expenses), network maintenance expenses, general administrative expenses and subcontracted services expenses, as well as certain types of taxes. Other expenses also include changes in operating allowances and other operating expenses. Other expenses decreased 0.2% to €12,281 million in 2009 from €12,312 million in 2008. Excluding foreign exchange rate effects and excluding considering Venezuela a hyperinflationary economy, other expenses would have increased 2.0% in 2009 compared to 2008. This increase was principally driven by higher customer care, network and IT expenses in Telefónica Latin America.

As a result of the foregoing, our operating income before depreciation and amortization (OIBDA) decreased 1.4% to €22,603 million in 2009 compared to €22,919 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, OIBDA would have increased 0.5% from 2008 to 2009.

Of our 2009 OIBDA, Telefónica Spain contributed 43.2% (44.9% in 2008), while Telefónica Latin America and Telefónica Europe contributed 40.5% (36.8% in 2008) and 17.3% (18.2% in 2008), respectively. Our OIBDA margin increased to 39.8% in 2009 compared to 39.6% in 2008.

Our depreciation and amortization decreased 1.0% to €8,956 million in 2009 compared to €9,046 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, depreciation and amortization would have increased 1.3% from 2008 to 2009, principally driven by Telefónica Latin America and Telefónica Europe depreciation and amortization increases. Telefónica Europe depreciation and amortization in 2009 includes the amortization of the purchase price allocation made following the acquisitions of the O2 Group (€635 million; €689 million in 2008) and Telefónica O2 Czech Republic (€89 million; €131 million in 2008).

As a result of the foregoing, our operating income decreased 1.6% to €13,647 million in 2009 from €13,873 million in 2008. On a constant euro basis and excluding considering Venezuela a hyperinflationary economy, operating income would have remained constant in 2009 compared to 2008.

Our share of profit (loss) of associates amounted to a gain of €47 million in 2009 compared to a loss of €161 million in 2008, primarily as a result of share of profits we recorded in respect to our interest in Portugal Telecom and lower share of loss we recorded in respect to our interest in Telco S.p.A.. In 2008, the loss in our share of profit (loss) of associates was primarily the result of the net adjustment Telco made to the valuation of its investment in Telecom Italia. To estimate the adjustment to be recorded by the Telefónica Group, we took the value of the estimated synergies that we expect to achieve by improving certain processes in our operations in Europe as a result of certain alliances reached with Telecom Italia. As a result of this revaluation, we recorded a loss of €209 million in 2008, which more than offset share of profits we recorded in respect of our interest in Portugal Telecom.

Net financial result increased 18.2% to €3,307 million in 2009 compared to €2,797 million in 2008, leaving the average cost of debt of the Group in the 7.3%. The impact of Venezuela is of €630 million; if this effect is not taken into account the average cost is 5.9%, the financial cost is reduced 4.3% in respect of the previous year due to::

•	A decrease of the expenses in €298 million due to the interest rates drop during 2009 mainly in European currencies.

•	A decrease of 3.7% in the average debt, which has generated savings of €104 million.

•
Changes of the actual value of commitments derived mainly from the pre-retirement plans and other positions equally accounted at market value have generated a lower income by €85 million in comparison with the same period of the previous year as the positive 2008 results were not repeated.

•	Changes in the FX gains and losses up to December 2009 with respect to the same period in 2008 yield a higher cost of about €197 million.

Income tax expense fell to 2,450 million euros in 2009 from 3,089 million euros in 2008, implying an effective tax rate of 23.6%. We would highlight that in December 2007, the European Commission opened an investigation involving the Kingdom of Spain on the potential consideration of the deduction for tax amortization of the financial goodwill arising on certain foreign shareholding acquisitions as government aid under the provisions of article 12.5 of the revised Spanish Income Tax Law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group. In the case of the Telefónica Group, as a result of this uncertainty the Company deemed necessary to recognize a liability in the consolidated financial statements until the proceedings were clarified as it had been applying a tax incentive. In December 2009, the European Commission released its decision regarding the investigation, deeming the deduction as state aid. This decision does not affect investments made before December 21, 2007, which is the case of the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A. ESP and Telefonica O2 Czech Republic, a.s. As a result of this decision and considering the corporate structure of these investments, income tax in the Telefónica Group’s consolidated income statement for the year ended December 31, 2009 is 591 million euros lower due to the reversal of this liability.

Our minority interests amounted to a negative figure of €161 million in 2009 compared to a negative figure of €234 million in 2008, primarily as a result of lower profits at Telesp and Telefónica Chile (after the public offering dropped on the minority shareholders of it in 2008) and higher loss at Colombia Telecom, which we account for as minority interests.

As a result of the above, our profit for the year attributable to equity holders of the parent company increased 2.4% to €7,776 million in 2009 compared to €7,592 million in 2008.

The following table shows our total accesses at the dates indicated:

	At December 31,
	2007	2008 (1)	2009
	(in thousands)
Fixed telephony accesses (2)	43,433.6	42,930.8	40,606.0
Internet and data accesses	13,156.6	14,654.3	15,082.5
Narrowband accesses	2,678.7	1,997.2	1,427.5
Broadband accesses (3)	10,320.2	12,472.1	13,492.6
Other accesses (4)	157.7	185.0	162.4
Mobile accesses (5) (6)	167,781.1	195,818.6	202,332.5
Pay TV accesses	1,748.1	2,267.5	2,489.2

Final clients accesses	226,119.4	255,671.1	260,510.2

Unbundled local loop accesses	1,396.5	1,748.1	2,206.0
Shared UL accesses	776.4	602.3	447.7
Full UL accesses	620.1	1,145.8	1,758.3
Wholesale ADSL accesses (7)	571.7	534.7	463.4
Other accesses (8)	656.0	1,150.1	1,426.0

Wholesale accesses	2,624.2	3,433.0	4,095.3

Total accesses	228,743.6	259,104.1	264,605.5

(1)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(2)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use. It also includes VOIP and naked ADSL accesses.

(3)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL.

(4)	Includes remaining non-broadband final client circuits.

(5)	Includes accesses of Telemig since 2008. Medi Telecom accesses are excluded in 2009.

(6)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(7)	Includes unbundled lines by Telefónica O2 Germany.

(8)	Includes circuits for other operators.

RISKS AND UNCERTAINTIES FACING THE COMPANY
The Telefónica Group’s business is conditioned by both intrinsic risk factors that affect exclusively the Group, as well as other external factors that are common to businesses of the same sector. The risks described below are the most important, but not the only ones we face.
Group related risks
•
Country risk (investments in Latin America). At December 31, 2009, approximately 35.7% of the Group’s assets were located in Latin America. In addition, around 40.6% of its revenues from operations for 2009 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by these operations, their market value, and the dividends and management fees expected to be received from them) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates and, therefore our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

•
the effects of inflation or currency depreciation may lead certain of its subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which it operates; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

For instance, throughout 2009 and in the early part of 2010, certain factors affecting the Venezuelan economy have had an impact on the accounting treatment applied with respect to the Group’s subsidiaries in that country, notably the level of inflation reached in 2009, the cumulative inflation rate over the last three years, restrictions to the official foreign exchange market and the devaluation of the bolivar on January 8, 2010. As a result, in accordance with IFRS, Venezuela had to be considered a hyperinflationary economy in 2009, which has had a series of impacts on the Group’s consolidated financial statements for 2009 and will on 2010. A more detailed description of this issue is included in Note 2 to the Telefónica Group’s 2009 financial statements.

In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions and agreements, including their renewal, could be directly affected by economic and political instability, altering the terms and conditions under which it operates.

•
Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risk in the normal course of its business, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of credit risk in its treasury operations or in some structured financed transactions it enters. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit its exposure to currency exchange-rate and interest-rate fluctuations, or if its banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect its financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results of operations and cash flow. Finally, if the rating of its counterparties in treasury investments or in its structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the Stability Program 2009-2013 forecasts of the Spanish Ministry of Economy, could have an adverse affect on the Telefónica Group’s results in Spain.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. A loss of customers or a reduction in purchases by its current customers decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect its ability to meet its growth targets.

•
Dependence on external sources of financing. The performance, expansion and improvement of networks, as well as the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among others, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If its ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support its liquidity and recourses requirements for the sustained development and expansion of its business.

The current situation of financial markets in terms of liquidity, cost of credit and volatility has improved since the second half of 2008 and during 2009. However, there are still uncertainties surrounding the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc., which could affect the normal development of financial markets. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.

In addition, its capacity to raise capital in the international capital markets would be impaired if its credit ratings were downgraded, whether due to decreases in its cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.

The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.

•
Risks associated with relationships with venturers. Telefónica’s mobile business in Brazil is conducted through a 50/50 joint venture company, Brasilcel, N.V., which is jointly controlled by the Group and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”). Since it has less than a controlling interest in this joint venture, Telefónica does not have absolute control over the venture’s operations. As a result, there is an inherent risk for management or operational disruptions whenever an agreement between the Company and its partners arises, in terms of a deadlock of the management or the possible operations.

Therefore, Telefónica must cooperate with Portugal Telecom to implement and expand it business strategies and to finance and manage the operations of the venture. If Telefónica does not manage to obtain the cooperation of Portugal Telecom or if a disagreement or deadlock arises it may not achieve the expected benefits from its interest in this joint venture, such as economies of scale and opportunities to achieve potential synergies and cost savings.

Risks related to our industry
•
Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:

•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. Depending on whether the Company has a dominant position or not in these markets, the regulations in some countries are particularly strict. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.

Furthermore, they could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.

In addition, since the Telefónica Group holds a leading market share in many of the countries where in operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by June 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that are not integrated. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.

In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.

Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks being drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment.

•
Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.

The terms of its licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification of termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.

The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group can not guarantee that it will always complete this process successfully.

Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.

•
Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on its ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand its customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increased coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.

Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

•
Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and, albeit to a lesser extent, the related cost of obtaining this capacity could have an adverse impact on the quality of our services and on its ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.

•
Supplier issues. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.

•
Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

•
Certain studies suggest that electromagnetic radio emissions are harmful. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization, have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union dated July 12, 1999. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

Whether or not other research or studies conclude there is a link between radiofrequency emissions and health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow. While the Telefónica Group is not aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

•
Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to asses whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment changes in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.

Other risks
•
Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of its business, the final outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 26th, 2010	By:	Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer